                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April, 2005

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                 Yes [ ]  No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                 Yes [ ]  No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                 Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     NEUROCHEM INC.
April 1, 2005
                                     By: (signed) David Skinner
                                         ---------------------------------------
                                         David Skinner
                                         General Counsel and Corporate Secretary

                                                  NEUROCHEM INC.
                                                  275 Armand-Frappier Blvd.
[NEUROCHEM (LOGO)]                                Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, PhD                                          Tel: (450) 680-4572
Vice President, Corporate Communications                  lhebert@neurochem.com


                             NEUROCHEM TO PRESENT AT
               CIBC WORLD MARKETS ANNUAL BIOTECHNOLOGY & SPECIALTY
                           PHARMACEUTICALS CONFERENCE

MONTREAL, CANADA, MARCH 31, 2005 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today that on Monday, April 4, 2005, Francesco Bellini, PhD, Chairman, President and CEO, will present Neurochem's overall strategy and progress to date at the CIBC World Markets Annual Biotechnology & Specialty Pharmaceutical Conference to be held at the Millennium Broadway Hotel, New York. The presentation will take place at 11:00 A.M. ET, Room 3.11. Following
Dr. Bellini's speech, the corporate presentation will be available on the Company's website at http://www.neurochem.com/Investor.htm#Presentation.

An audio webcast of Neurochem's presentation can also be accessed at http://www.veracast.com/webcasts/cibcwm/biotech05/21106182.cfm
This webcast will be available for 30 days through to April 30, 2005.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying oral products addresses critical unmet medical needs. 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)) is designated as an orphan drug and a Fast Track Product candidate and is also part of an FDA Continuous Marketing Applications Pilot 2 program. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA Amyloidosis was recently concluded and the study data are expected to be released in the second quarter of 2005. 3-amino-1-propanesulfonic acid (3APS; Alzhemed(TM)), for the treatment of Alzheimer's Disease, is in a Phase III clinical trial and 3APS (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.


Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond

Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.